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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                                       For

                                   CEYONIQ AG
                       (formerly CE Computer Equipment AG)
             (Exact name of registrant as specified in its charter)


                                Winterstrasse 49
                                D-33649 Bielefeld
                                     Germany
                                (49-521) 9318 01
                    (Address of principal executive offices)

                               ------------------

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form
                                      40-F.

                         Form 20-F __X__ Form 40-F _____
                                        -

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                             Yes ______ No ___X____
                                        -

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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




                                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEYONIQ AG. has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                                      CEYONIQ AG


Date: March 21, 2002                     By:  /s/ Thomas Wenzke
                                         ---------------------------------------
                                         Thomas Wenzke
                                         Member of the Board

PRESS CONTACT:                            COMPANY CONTACT:
Jill Schmidt                              Dorothy Andrews
S&S Public Relations                      Director, Marketing and Communications
847.955.0700, ext. 227                    CEYONIQ, Inc.
jills@sspr.com                            703.904.3168
--------------
                                          d.andrews@ceyoniq.com
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FOR IMMEDIATE RELEASE


                 CEYONIQ INCREASES REVENUE TO EUR 102.1 MILLION
                --One-Time Costs Influence 2001 Annual Results--
HERNDON, VA--March 21, 2002--CEYONIQ(TM)(Nasdaq: CCEQ), formerly known as TREEV, Inc. and CE Computer Equipment AG, a leading global provider of Content Lifecycle Management solutions, today announced it achieved a sales revenue of EUR 102.1 Million compared with EUR 74.2 Million in the previous year in a difficult market environment. This is an increase of 37.6%.
Despite what continues to be a very challenging global software market, CEYONIQ achieved a positive EBITDA of EUR 5.7 Million--after extraordinary effects and restructuring costs, before measures to minimize risks.

In January 2001, TREEV, Inc. was acquired in the U.S.A., in order to expand the previous sales area into the U.S.A, and to strategically incorporate important solutions and products into the CEYONIQ solution portfolio. Following the acquisition of the U.S. business, it was necessary to streamline and restructure the organization to improve productivity. During 2001, CEYONIQ AG significantly invested in the U.S. operation to meet outstanding commitments. Given the unexpected second half of 2001, cost reduction measures were taken, and additional cost reduction measures are being implemented at CEYONIQ, Inc. The objective for 2002 is to return the U.S. company to profitability.

In the fiscal year 2001, 47.1% (61% in 2000) came from high-profit license revenue, followed by services with 25.1% (23% in 2000), maintenance revenue with 20.1% (10% in 2000) and trade goods with 7.7% (6% in 2000). The shift in the distribution was due to the consolidation of the U.S. subsidiary, which took place on January 23, 2001.
                                    --more--

CEYONIQ Press Release Continued: "CEYONIQ INCREASES REVENUE TO EUR 102.1 MILLION" March 21, 2002

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The extra asset values of CEYONIQ,  Inc.,  U.S.A.  (formerly TREEV) and Insiders
Information Management AG, Kaiserslautern, were reduced by one-off write-downs in the amount of EUR 60.0 Million, in order to consider the challenging global economic environment and reduced expectations. EUR 54.0 Million of this figure was applied to CEYONIQ, Inc., which was acquired in January by issuing 6.65 Million shares, and EUR 6.0 Million to Insiders, acquired solely by a share transfer. As a safety measure to allow for outstanding risks, revaluations were carried out to receivables, which reduced the group results by EUR 28.7 Million.

In a year filled with unexpected challenges and tough market conditions, CEYONIQ optimized its internal structure, making use of synergies arising from previous acquisitions. This process incurred one-time restructuring costs of approximately EUR 8 Million, consisting mainly of personnel costs, severance compensation, rental charges for empty properties after closure of some locations, and other one-time costs such as the extraordinary General Meeting of last year and the global rebranding campaign. The cost of research and development within the group was dominated by the completion of the new product portfolio CEYONIQ Solutions and amounted to EUR 27 Million. Research and development costs in 2002 will be significantly lower. The negative annual group result came to EUR -90.4 Million after special costs.

CEYONIQ is concentrating on the reduction of internal costs, and is consistently consolidating and expanding its core competence. The divestment of subsidiary companies not associated to the core business, such as HAVI Computer Services, achieve both a reduction in operating costs and an increase in liquidity. The expansion of partnership networks will continue to be a major focus, especially abroad.

Due to the process improvements and organizational streamlining accomplished to date, CEYONIQ will achieve a cost savings in 2002 of more than EUR 35 Million. Following a challenging 1st Quarter, due to seasonal influences, an increased order intake is already being recorded for the 2nd Quarter.






                                    --more--

CEYONIQ Press Release Continued: "CEYONIQ INCREASES REVENUE TO EUR 102.1 MILLION" March 21, 2002

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Figures in Million Euro                         Jan. 1 -           Jan. 1 -
                                          December 31, 2001    December 31, 2000

Sales revenue                                 102.1                 74.2
EBITDA (after extraordinary effects and         5.7                 22.8
restructuring costs, before measures to
minimize risks)
Goodwill depreciation                          69.4                  1.9
Depreciation on receivables                    28.7                  0.0
Other depreciations                            12.6                  6.3
EBIT                                         -105.0                 14.5
EBT                                          -108.7                 13.7
Negative Group result                         -90.4                  8.7
EPS (figures in Euro)                         -3.40                  0.45
Equity ratio                                   35.1%                51.7%

Numbers for year 2000 are without earnings from public offering.

About CEYONIQ
CEYONIQ(TM), formerly CE-AG and TREEV, Inc., is a leading global provider of innovative Content Lifecycle Management and process automation solutions that manage and link information and processes across the enterprise. Our solutions span the entire spectrum of the content lifecycle: from capture through archival, including process automation, application integration, and personalized delivery, to meet enterprise needs. With a proven global track record of over 5,000 successful implementations and satisfied customers worldwide, CEYONIQ's mission is to deploy solutions that capitalize on the many benefits of e-business to ensure success in today's demanding information environment.

CEYONIQ's solution portfolio is integrated to provide a cohesive strategy. Our solutions include Enterprise Application Portals, Enterprise-scale Content Capture, Enterprise Report Management/Computer Output to Laser Disk (ERM/COLD), Document Imaging, Document and Content Management, Process Automation, Intelligent Content Categorization, and Archiving solutions for SAP, Siebel, Lotus Notes and Microsoft Exchange. To learn more about how CEYONIQ's Solutions help to manage the Content Lifecycle, call 800.254.0994 or 703.478.2260, or visit us on-line at us.ceyoniq.com.


CEYONIQ and DocuTREEV are trademarks of CEYONIQ AG and/or CEYONIQ, Inc. All other products and brand names are trademarks or registered trademarks of their respective owners.


CEYONIQ is a trademark of CEYONIQ AG and/or CEYONIQ, Inc. All other products and brand names are trademarks or registered trademarks of their respective owners.